

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 13, 2009

Ms. Doreen A. Toben
Executive Vice President and Chief Financial Officer
Verizon Communications, Inc.
140 West Street
New York, New York 10007

   Re: **Verizon Communications, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 24, 2009
       File No. 1-08606

Dear Ms. Toben:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Your ability to raise capital may be impacted by the Alltel merger, current credit
        ratings after credit downgrades, and debt covenants. With a realistic evaluation of
        your current financial situation, please discuss how the following items may
        impact current and future results:

        • changes in credit lines and credit availability;
        • parties with which you have credit lines;
        • whether existing credit lines have matured or been called;
        • whether backup credit lines remain available; and,
        • goodwill and license impairments.

Please provide us with your proposed disclosures.

2.   Provide a robust discussion of your prospects for 2009 in a section on trends after
        considering the impact of the economic situation in the 4th quarter of 2008 and the
        1st quarter of 2009. Please remember that there are two assessments that you must
        make where a trend, demand, commitment, event or uncertainty is known:

        • Is the known trend, demand, commitment event or uncertainty likely to come to
          fruition? If you determines that it is not reasonably likely to occur, no disclosure
          is required; and,

        • If you cannot make that determination, you must evaluate objectively the
          consequences of the known trend, demand, commitment, event or uncertainty, on
          the assumption that it will come to fruition. Disclosure is then required unless you
          determine that a material effect on the registrant's financial condition or results of
          operations is not reasonably likely to occur. Please note that "reasonably likely"
          is a lower threshold than "more likely than not" but a higher threshold than
          "remote." The concept of "reasonably likely" is used in the context of disclosure
          for MD&A purposes and is not intended to mirror the tests in SFAS 5 established
          to determine when accrual is necessary, or when disclosure in the footnotes to the
          financial statements is required.

          Please address the above and include the following in your discussion as well:

        • The impact of changes in customer services and plans;

- Further reductions in traditional wireline business;
- The cost of implementing FiOS as well as other critical strategic moves;
- Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
- If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
- To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

    Please provide us with your proposed disclosures.

3.   Discuss your plans, if any, to sell off either your remaining or a portion of your wireline business after your spin off of Spinco.

Profitability Improvement

4.   Please provide a range for your capital expenditures for 2009 by project including those that you may decide to delay to a future period. Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures. Also discuss why you expect 2009 capital expenditures to be lower than 2008. Include in your discussion how the "greater economics of scale and the rationalization of network assets" will contribute to your lower 2009 capital expenditures. Please provide us with your proposed disclosures.

Consolidated and Segment Result of Operations

5.   Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase in revenues and costs of revenues is due to a significant

acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Provide us with your proposed disclosures.

Provision for Income Taxes

6.   Please discuss in detail the reasons for the effective tax rates for the years presented, including but not limited to, why the state income tax rate was higher in 2007 and the greater benefit from foreign operations in 2006. Please discuss here and in trends what you project the effective tax rate to be for 2009. Please provide us with your proposed disclosures.

Consolidated Financial Condition

7.   In your first full paragraph, you state that you use your net cash generated from operations to fund network expansion, etc. Please expand the last sentence that states that additional debt or equity financing may be needed to fund additional development activities or to maintain your capital structure to ensure our financial flexibility. Please be more specific and please quantify, using ranges if necessary, the amount of additional funding that may be required and the relevant time period. Please discuss the "readily" available external financing arrangements upon which you may have to rely. Please provide us with your proposed disclosures.

8.   Please quantify, using hypothetical interest rates the impact of increased interest rates. Also discuss the impact of your current and future credit ratings on your interest rates. Please provide us with your proposed disclosures.

Other

9.   Please expand to discuss in detail the readily available external financing arrangements that you believe are sufficient to meet ongoing operating and investing requirements. Please include in your discussion the impact of downgrades in your credit ratings here and in Cash Flows Provided By (Used In) Financing Activities. Please provide us with your proposed disclosures.

Cash Flows Provided By (Used In) Financing Activities

10.   Expand your discussion of the unused bank lines of credit at December 31, 2008 to state the amount of the three-year line of credit that expires in September 2009. Discuss the likelihood of renewal. Disclose the names of the parties with which

you have these commitments, the amount of the commitments, and the expiration dates of the commitments. Please provide us with your proposed disclosures.

11.   Expand your discussion to disclose in detail the covenants in both the Three-Year Term Credit Facility and $12.5 billion Bridge Facility, including the 3.25:1 Leverage Ratio. Also disclose the actual calculations of the covenants. If there are debt covenants on other loans, please disclose those in detail as well. Please discuss in detail the default provisions for failure to maintain an investment grade credit rating including the definitions of investment grade credit rating.

Market Risk

Interest Rate Risk

Alltel Interest Rate Swaps

12.   Please tell us and discuss in detail how you intend to settle these contracts in the first half of 2009 given the current economic situation.

Critical Accounting Estimates and Recent Accounting Pronouncements

Critical Accounting Estimates

13.   Please note that an accounting estimate is recognized as a "critical accounting estimate" if:

- the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and,

- different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company's financial condition, changes in financial condition and results of operations, the following information is required:

- A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where

material, an identification of the line items in the your financial statements
affected by the accounting estimate;

- A quantitative discussion of changes in line items in the financial statements and
  overall financial performance if you were to assume that the accounting estimate
  were changed, either by using reasonably possible near-term changes in certain
  assumption(s) underlying the accounting estimate or by using the reasonably
  possible range of the accounting estimate;

- A quantitative and qualitative discussion of any material changes made to the
  accounting estimate in the past three years, the reasons for the changes, and the
  effect on line items in the financial statements and overall financial performance;

- An identification of the segments of your business the accounting estimate
  affects; and,

- A discussion of the estimate on a segment basis, mirroring the one required on a
  company-wide basis, to the extent that a failure to present that information would
  result in an omission that renders the disclosure materially misleading.

Please revise your discussion.

14. We note that wireless licenses accounted for more than 30.6% of total assets as of
     December 31, 2008. Please tell us and disclose when you performed your annual
     impairment test and concluded that wireless licenses were not impaired. Tell us
     whether you performed subsequent interim impairment tests. If you did not, tell
     us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss
     in your critical accounting estimates the factors you considered in determining
     why no interim impairment testing under SFAS 142 was required.

     In light of the significance of the wireless licenses balance, we expect robust and
     comprehensive disclosure in your critical accounting estimates regarding your
     impairment testing policy. This disclosure should provide investors with
     sufficient information about management's insights and assumptions with regard
     to the recoverability of your wireless licenses. Specifically, we believe you
     should provide the following information:

     - Provide a more detailed description of the steps you perform to review your
       wireless licenses for recoverability.

     - We note that you use the direct value approach to determine the fair value of
       your wireless licenses by estimating future cash flows. Qualitatively and
       quantitatively describe the significant estimates and assumptions used in this

valuation model to determine the fair value of each unit of accounting in your impairment analysis. If you do not use the discounted cash flows approach, tell us why your approach is appropriate in determining fair value. If you utilize the discounted cash flow approach, you should disclose at a minimum:

1) the discount rates for each unit of accounting and how those discount rates were determined,

2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your units of accounting or allocations of wireless licenses by unit of accounting and the reasons for such changes.

- Provide a table showing:

    (1) the carrying value and the fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
    (2) using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

- In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

- Identify your units of accounting and explain to us how they were determined under paragraph 17 of SFAS 142 and EITF 02-7.

Please provide us with your proposed disclosures. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding

Management's Discussion and Analysis of Financial Condition and Results of Operations."

15.   Please disclose in detail the discount rates used for employee benefit plans and the methodology for developing the hypothetical double A yield curves, including the actual bonds used. Discuss the applicability of the bonds selected given the current status of your credit rating. Please provide us with the proposed disclosures.

16.   Please discuss in detail the methodologies for arriving at fair value that were disclosed in Note 12. Discuss why you use alternative matrix pricing for debt securities, some of which are actively traded. Discuss how your alternative matrix pricing varies from the quoted market prices. Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Goodwill

17.   We note that you have determined that your reporting units for purpose of testing impairments are your operating segments because that is the lowest level at which discrete, reliable financial and cash flow information is available. Furthermore, we note that you have only two operating segments. Please note that paragraph 30 of SFAS 142 states that an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. Tell us why you believe that you do not have reliable financial and cash flow information at lower levels. Tell us how you prepare your regulatory reports and the state and other levels. Tell us the source(s) of the data that you have disclosed regarding the various components of your businesses.

Intangible Assets Not Subject to Amortization

18.   Tell us your rationale under the accounting literature for capitalizing interest expense incurred while qualifying wireless licenses are developed. Tell us in detail about the processes that are performed to develop licenses, and show us how you have capitalized.

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

19.   Tell us in detail about the intellectual property to which you now have a non-
        exclusive license. Tell us and disclose amount of the annual fee that you will pay
        the LLC for non-exclusive rights to certain intellectual property.

Note 17. Segment Information

20.   We note that you have only two reportable segments. Please tell us your
        consideration of the guidance in paragraphs 10 through 15 for SFAS 131. Furnish
        us with the reports provided to your chief operating decision maker (CODM).

21.   Please provide the disclosure required by paragraphs 37 and 39 of SFAS 131.

22.   Please disclose the amount of goodwill for each segment. We note your
        disclosure in your critical accounting estimates.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    • the company is responsible for the adequacy and accuracy of the disclosure in the
      filings;

    • staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director